CHINA BIOLOGIC PRODUCTS, INC. No. 14 East Hushan Road, Taian City, Shandong, People’s Republic of China 271000 Tel.: (+86) 538-620-3897, Fax: (+86) 538-620-3889

December 3, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

RE:

China Biologic Products, Inc.

Registration Statement on Form SB-2

Filed September 5, 2007

File No. 333-145877

Dear Mr. Riedler:

On behalf of China Biologic Products, Inc. (“China Biologic” or the “Company”), we hereby submit this Amendment (the “Amendment”) to our Registration Statement on Form SB-2 (the “Registration Statement”), in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 3, 2007, with respect to the Registration Statement.

We understand and agree that:

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China Biologic is responsible for the adequacy and accuracy of the disclosures in the filings.

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China Biologic’s comments or changes to disclosures in response to the Staff’s October 3, 2007 comments do not foreclose the Commission from taking any action on the filings.

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China Biologic may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FORM SB-2

Prospectus Cover Page

1.

Since your stock is quoted on the Pink Sheets, you will need to disclose a fixed price at which the selling shareholders will sell their shares until an active market develops.

•

Please include the following disclosure on the prospectus cover page: “The selling shareholders will sell at a price of $3 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

•

Please explain in an appropriate part of the filing how you determined the fixed price.  See Item 505 of Regulation S-B.

•

Please revise the Plan of Distribution section on page 60 to remove all references to sales at negotiated prices prior to quotation on the OTC Bulletin Board.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosure on the prospectus cover page to reflect that the selling stockholders will sell at a price of $3 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

In addition, we have revised our disclosure under the heading “Determination of Offering Price” to expressly state, in accordance with Item 505 of Regulation S-B that the selling stockholders have established the offering price of $3 per share.  This price was arbitrarily selected and does not have any relationship to any established criteria such as book value or current earnings per share.  The offering price we set for our common stock was not based on past earnings, nor is it indicative of potential market value of the assets that we own.

We have revised our disclosure under the heading “Plan of Distribution” to reflect that sales will be at fixed price of $3 per share until our shares are quoted on the OTC Bulletin Board, and thereafter  sales may be at negotiated prices.

2.

We note the statement that “any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers are deemed to be `underwriters.’”  However, the last paragraph on page 60 states that these entities “may be deemed to be ‘underwriters’” (emphasis added).  Please make the disclosure consistent.  Note that any selling shareholder who is a broker-dealer must be identified as an underwriter unless they received their securities as compensation for underwriting activities.  Selling shareholders that are affiliates of broker-dealers must be identified as underwriters unless the following two representations are made in the prospectus:

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the selling security holder purchased the securities in the ordinary course of business; and

•

at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Please revise your prospectus accordingly.

Response:

We have revised our disclosure in the “Plan of Distribution” to reflect that none of the selling stockholders are “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.  However, any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein are underwriters.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation.  Each Selling Stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.  See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

Prospectus Summary, page 4

3.

Please explain the significance of being the only plasma-based biopharmaceutical product manufacturer in Shandong Province approved by the state, as you state there are local pharmaceutical enterprises engaged in the manufacture and sale of potential substitute and similar biopharmaceutical products.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosure to disclose that the plasma-based biopharmaceutical manufacturing industry in China is highly restricted by both the provincial and central governments.  Accordingly, the manufacturing process of our products is strictly monitored from plasma collection from human donors to finished products.  The time required to build, furnish and obtain the operating permit for a plasma collection station could take up a year or more, depending on the time spent obtaining a plasma collection permit from the Health Department.  In addition, it could take a prospective manufacturer between 2 – 5 years to build a manufacturing plant and obtain the relevant state and local approval to sell its plasma products.  A prospective manufacturer must first obtain a Production Permit from the Provincial Food and Drug Authority and a Good Manufacturing Practice, or GMP, certificate from the PRC State Food and Drug Authority, or the SFDA. Each product category has to be separately approved by the SFDA, and a manufacturer may not sell its product before obtaining relevant SFDA approval. The cost of obtaining state and local approval depends on the scale and technical ability of the manufacturer. To our knowledge, we are the only plasma-based biopharmaceutical product manufacturer in Shandong Province that has been approved by the state.  This approved status enables us to collect plasma from human donors and manufacture and sell plasma-based biopharmaceutical products in Shandong Province.

The table below shows the PRC approval process for the manufacture and sale of new medicines:

Stage		Activities
1	Planning and Development Stage	Includes the study of existing medical literature, patent status, market information, demand and other competitors.
2	Feasibility study and assumption clarification	Feasibility study on technical ability, production and financial capability, clinical study, production condition and financial forecast.
3	Develop scope and technique for testing the new medicine	Source material and method of production, dosage design, prescription selection
4	Sterilization technique and report	Wrapping up method of sterilization for submission, demonstration and report
5	R&D, test products information passed to Provincial FDA for preliminary assessment.	Clinical research sample and report submitted; onsite random sampling.
6	Application to Centre for Drug Evaluation (“CDE”) for certification of product technology and to SFDA for approval.	Supplementary clinical research sample and report submitted, if required.
7	Application to SFDA for approval of Clinical trial	Awaiting approval of official Clinical trial.
8	Clinical trial (Phases 1 to 4)

Phase 1: Basic clinical pharmacology and human safety evaluation studies.

Phase 2: Preliminary exploration of therapeutic efficacy.

Phase 3: Confirmation of therapeutic efficacy. Application to SFDA for trial production.

Phase 4: New drug post-marketing study, conducted by the applicant.

9	Application of official production permit	Provincial FDA review and onsite check. Review by CDE, GMP certification, SFDA assessment and approval of production permit.
10	Commercial Production

Jeffrey Riedler

December 3, 2007

4.

Please explain what the percentages and the “IU” abbreviation mean in the bullet-point list of products.

Response:

We have revised our disclosure to reflect that “IU” means International Units, or IU.  IU is a unit used to measure the activity of many vitamins, hormones, enzymes, and drugs.  An IU is the amount of a substance that has a certain biological effect.  For each substance there is an international agreement on the biological effect that is expected for 1 IU.  In the case of Immunoglobulin, it means the number of effective units of antibodies in each package.  When exposed to an antigen, the body views it as foreign material, and takes steps to neutralize the antigen. Typically, the body accomplishes this by making antibodies, which are intended to defend the body from invasion by potentially dangerous substances.  These antibodies can be beneficial, as is the case when the body learns to fight a virus, or they can be harmful, in the instance of allergies.  In a situation when the body cannot effectively react with these antigens, injection of our product will provide sufficient antibodies to neutralize the antigens.

5.

Please identify the indications these products are designed to target and whether they are cures, vaccines, or if they are designed to eliminate symptoms of certain diseases.

Response:

We have revised our disclosure in the Amendment to reflect the following indications that our products are designed to target and/or cure:

6.

Please clarify which of these products are commercially available.  The disclosure on page 43 appears to indicate that Human Hepatitis B Immunoglobulin, Human Immunoglobulin and Human Immunoglobulin for Intravenous Injection are still in development.

Response:

Please refer to our response to Comment #5 above regarding which of our products are commercially available.  We have revised our disclosures under the “Research and Development” heading in the Amendment to include the following table outlining our research and development work in progress:

Developing Products	Cure/Use	Progress status of products under R&D
Human Albumin:-12.5g/vial

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Shock caused by blood loss trauma or burn;

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Raised intracranial pressure caused by hydrocephalus or trauma;

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Oedema or ascites caused by hepatocirrhosis and nephropathy;

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Prevention and cure of low-density-lipoproteinemia.

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Neonatal hyperbilirubinemia.

Awaiting approval by SFDA.
Human Hepatitis B Immunoglobulin (PH4) for Intravenous Injection	• Same as above.	Awaiting approval by SFDA.
Human Immunoglobulin for Intravenous Injection – 10%	• Same as above	A technical feasibility study and our laboratory study on the manufacturing procedure is about to begin.
Human Prothrombin Complex Concentrate	• Use for coagulopathie such as Hemophilia B and increase concentration of coagulation factor VII, IX and X.

Laboratory and pre-clinical research has been completed and large-scale production technology is ready.  Documentation and samples have been submitted to the National Institute for the Control of Pharmaceutical and Biological Products and we are applying for approval to carry out clinical trials.

Human Coagulation Factor VIII	• Use for coagulopathie such as Hemophilia A and increase concentration of coagulation factor VIII.	Documents and samples have been collected for validation of two different methods of virus inactivation.
Human Fibrinogen	• Cure for lack of fibrinogen and increase human fibrinogen concentration.	We have commenced laboratory studies of a manufacturing procedure.

Jeffrey Riedler

December 3, 2007

Our Human Hepatitis B Immunoglobulin, Human Immunoglobulin and Human Immunoglobulin for Intravenous Injection products are commercially available; however, certain variations in the concentration of these products are awaiting approval from the SFDA. Under PRC law, each variation in the packaging, dosage and concentration of medical products requires registration and approval by the SFDA.  During this process the altered product is not commercially available for sale.

7.

Please state the basis for your belief, as stated on page 4, that you “are currently one of the fastest growing producers of albumin and immunoglobulin biopharmaceutical products in China.”  The Hua Yuan Medicine Net survey you mention refers to your profit ranking, not your growth.

Response:

We have revised our disclosure to reflect that based on our high profit growth, we believe that we are currently one of the fastest growing producers of albumin and immunoglobulin biopharmaceutical products in China with respect to our profits.  According to a 2006 Hua Yuan Medicine Net survey of the profit ranking of companies in the Chinese biological products industry, we are ranked the 20th in 2006 and 25th in 2005, and in the plasma products area, we were ranked 5th.  We believe that our past financial performance is attributable to our market position in the industry.  Although entry to the industry is very restricted due to the regulatory requirements, over time, there may be new entrants into our industry.  Our major competitors in the albumin and immunoglobulin market in China are Hualan Biological Engineering, Shanghai Institute of Biological Products, Shanghai RAAS Blood Products Co. Ltd., Chengdu Rongsheng Pharmaceuticals, and Sichuan Yuanda Shuyang Pharmaceutical Co.

If the State bans or limits plasma-based biopharmaceutical products . . . , page 10

8.

Please discuss any proposed laws that are currently under consideration that would limit or ban plasma-based biopharmaceutical products.

We have revised this risk factor, as follows, to reflect that the PRC Pharmaceutical Law and implementing rules and regulations govern the quality and safety of plasma-based biopharmaceutical products.

Jeffrey Riedler

December 3, 2007

If the State bans or limits plasma-based biopharmaceutical products, our operations, revenues and profitability would be adversely affected.

The principal raw materials of our existing and planned biopharmaceutical products is human source plasma, which, due to its unique nature, is subject to various quality and safety control issues which include, but are not limited to, contaminations and blood-born diseases.  In addition, limitations of current technology pose biological hazards inherent in plasma that have yet to be discovered which could result in a wide spread epidemic due to blood infusion.  The primary law that regulates plasma products in China is the PRC Pharmaceutical Law, the Implementation Rules on the PRC Pharmaceutical Law and the Regulations on the Administration of Blood Products.  These rules and regulations require entities producing blood products to strictly comply with certain hygienic standards and specifications promulgated by the State.  In the event that human plasma is discovered to be noncompliant with the State’s hygienic standards and specifications, the health department may revoke the registration and/or the approval of the blood product, or otherwise limit the use of such blood product. If the State bans or limits plasma-based biopharmaceutical products, our operations, revenues and profitability would be adversely affected.

If the plasma from Shandong Province are found to be contaminated . . . , page 10

9.

Please specifically state that the source of plasma is human donations.  If the donor is infected with certain diseases, then the plasma may be infected.  Also, clarify that if the donations are not appropriately screened for disease, the entire source can become contaminated.

Response:

We have revised this risk factor, as follows, to reflect that the source of plasma is human donations and that such donors may be infected with certain diseases, which if not appropriately screened out, may contaminate our entire plasma supply.

If the plasma from Shandong Province are found to be contaminated, or the supply from these plasma stations becomes restricted, our operation, revenues and profitability would be adversely affected.

We currently source plasma mainly from human donations to our plasma stations in Shandong Province and Guangxi Province.  The largest plasma station, Qihe, in Shandong Province, accounted for approximately 39.2% and 60% of our total plasma purchased for the years December 31, 2006 and 2005, respectively.  If any of our human donors is infected with certain diseases, then the plasma from such donor may be infected.  If such contaminated plasma is not appropriately screened out, our entire plasma source may become contaminated.  If the plasma from these collection stations are found to be contaminated or the supply from these plasma stations becomes restricted, our operation, revenues and profitability would be adversely affected.

Our recent acquisition of five plasma stations in Shandong Province and three plasma stations in Guangxi. . . . page 10

10.

In this risk factor discussion you identify multiple risks relating to the acquisition of plasma stations without discussing these risks.  Please revise to discuss the risks and the potential consequences of each.  Consider discussing each risk factor in a separate section.

Response:

We’ve revised this risk factor in the Amendment, as follows, to reflect only what we believe to be a specific risk related to our need to monitor the intake procedures for each of our new plasma stations:

Jeffrey Riedler

December 3, 2007

If we are unable to adequately monitor our plasma stations in Shandong Province and Guangxi Province our plasma supply may be tainted and we will be subject to sanctions by the government which would have a material adverse effect on our business.

As part of the industry reform initiative by the Chinese government, in 2006 we acquired the assets of five of the six existing plasma stations in Shandong and we received the permit to operate them in January 2007.  In April 2007, we acquired the assets of two additional plasma stations, obtained their necessary permits and commenced their operation in July and August 2007, respectively.   While we establish plasma processing procedures through processing agreements with our plasma stations and monitor our blood plasma intake procedures through frequent unscheduled inspections of our stations, there remains a risk that our blood supply may become tainted during the collection process.  Our blood supply may become tainted if we accept blood from donors whose blood do not meet the following criteria: negative HbsAg(1); negative anti-HCV(2); negative anti-HIV(3); ALT ≤25 units (ALT) (4); negative reaction of serum to PCR(5); content of plasma protein ≥55g/l; no virus pollution; no visible erythrolysis(6), no visible lipemia(7), no visible macroscopic red blood cell; or no any other irregular finding.  We pre-screen all donors in order to ensure that this criteria is met.  If our blood supply becomes tainted, the consequences for our business could be severe.  We could be subject to civil liability from suits brought by consumers and to criminal liability and loss of our registration if we are found by the government to have been negligent.

_______________________

(1) HbsAg: A serologic marker on the surface of the hepatitis B virus.

(2)  HCV: Hepatitis C Virus.

(3)  HIV: Human Immunodeficiency Virus

(4) ALT: Alanine Aminotransferase, an enzyme found primarily in the liver but indicates liver damage if found in the bloodstream.

(5)  PCR: Polymerase Chain Reaction, an invitro amplifier of DNA.

(6)  Erythrolysis: Disruption of the integrity of the red cell membrane causing release of hemoglobin

(7)  Lipemia : Presence of an abnormally high amount of lipid in the bloodstream.

Our revenues and profitability will be adversely affected if the market . . ., page 10

11.

Please discuss the factors that could cause the market for human albumin to decrease. If any of these factors has begun to materialize, discuss the situation.

Response:

We have revised our disclosure in the Amendment to remove this as a risk factor because we do not foresee that there will be a decrease in the demand of human albumin products in the foreseeable future.

Our operations sales, profit and cash flow will be adversely, affected . . . , page 11

12.

Please state how much time it typically takes for the Chinese government regulators to inspect a batch of albumin products.  For example, is it a matter of minutes?  Several weeks?

Response:

We have revised our disclosure to reflect that PRC government regulators usually take one month to inspect a batch of albumin products.  The process begins when the regulator randomly selects samples of our albumin products and delivers them to the central laboratory in Beijing for testing, and the process ends when the products are given the green light by the central laboratory.

Jeffrey Riedler

December 3, 2007

13.

Additionally, explain the factors that are considered in this inspection.

Response:

We have also revised the risk factor to disclose that the Shandong Province Food and Drug Authority (SFDA) has a quality standard which considers the following items: the identification test, including double immunodiffusion and immunoelectrophoresis; appearance; visual particulates; packing capacity; thermal stability; pH value; protein content; percentage of purity; sodium ions content; potassium ions content; absorbance; percentage of polymer; sodium caprylate content; aluminium residual; prekallikrein activator, HBsAg, the sterility test; the abnormal toxicity (mouse and guinea pig) tests; and the pyrogen test.

We rely on contracts with the Shandong Province . . . , page 11

14.

Please revise the risk factor heading to clarify that the agreement will terminate upon the privatization which is expected to occur before the end of 2008.

Response:

We have revised our disclosure to clarify that our Secondment Agreement with the Shandong Institute will expire in October 2032, or will automatically terminate upon the privatization of the Shandong Institute, which is expected to occur before the end of 2008.

15.

Please identify the senior management employees who are employed through the Shandong Institute.  If any of them have already informed you that they do not plan to continue working for you after the privatization, identify those employees.

Response:

We have revised our response to reflect that Guang Li Pang, our Director and deputy CEO of Shandong Taibang, Yun Hua Gao, our Senior Technical Adviser and Dian Cong Liu, our Senior Technical Adviser are employed through our Secondment Agreement with the Shandong Institute.  None of them have indicated that they do not plan to continue working for our Company after the privatization.

Our financial position and operations may be materially and adversely . . ., page 12

16.

Please state the amount of your product liability insurance coverage.

Response:

We have revised our disclosure to reflect that we have product liability insurance coverage in the amount of RMB20 million (approximately $2.7 million).

Our inability to successfully implement our business plans . . ., page 12

17.

Please revise the discussion to provide a more detailed description of the factors identified and the adverse effects they could have on your profitability and prospects.

Response:

We have revised our disclosure in this risk factor as follows:

Jeffrey Riedler

December 3, 2007

Our inability to successfully implement our business plans may adversely affect our profitability and prospects.

The successful implementation of our business plans and strategies, which include both organic and acquisition growth, depends on a number of factors including, among others, the biopharmaceutical market in the PRC.  If our business plans and strategies do not succeed as expected, our production capacity may be more than the market requires which would result in a downward pressure on the price of our products and affect our profit margin. On the other hand, if the magnitude of competition from domestic or foreign suppliers becomes more severe, either by relaxation of government policies allowing more competitors to enter into the market or by increased production by our current competitors, our market share could shrink which might exert a downward pressure on the price and volume of our products.  There is no assurance that our business plans and strategies can be implemented successfully as scheduled or at all.  Any failure or delay in the implementation of any or all of our plans may have an adverse effect on our profitability and prospects.

Our senior management and employees have worked together for a short . . ., page 12

18.

Please identify by name the individuals this risk factor is intended to cover, and state how long they have been at the company.

Response:

We have revised our disclosure to reflect that due to our limited operating history and recent additions to our management team, certain of our senior management and employees have worked together at our Company for only a relatively short period of time.  Specifically, Stanley Wong, joined our Company as Chief Executive Officer in March 2007, Chao Ming Zhao became our Chief Financial Officer in November 2006 and Siu Ling Chan and Lin Ling Li became our directors in July 2006.  In addition, while Mr. Zhao, Ms. Chen and Ms. Lin were employed in various capacities by Logic Express and Shandong Taibang, Mr. Wong is a newcomer to our Company.  As a result of these circumstances, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.

We may lose our competitive advantage an our operations_ may suffer . . ., page 13

19.

To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party’s belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

Response:

We have revised this risk factor to disclose that we are not aware of any infringement on our intellectual property and we have not been notified of any third party’s belief that we are infringing on their intellectual property.

20.

Please clarify that your products are not currently covered by any patents.

Response:

We have revised this risk factor to reflect that none of our products are currently covered by patents, except for the trademark “Lu Yue” that has been licensed to by the Shandong Institute for use until February 2009, pursuant to a trademark license agreement, dated February 27, 2007.  We have filed an English translation of this agreement as an exhibit to the Amendment.

Jeffrey Riedler

December 3, 2007

21.

Please identify the measures you have put into place to protect your intellectual property rights and discuss the limitations of these measures.

Response:

We have revised our disclosure in this risk factor to reflect that we rely on confidentiality agreements with our management and employees to protect our confidential proprietary information.  However, the protection of our intellectual properties may be compromised as a result of:

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departure of any of our management members or employees in possession of our confidential proprietary information;

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breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

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infringement by others of our proprietary information and intellectual property rights; or

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refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may have a material adverse effect on our operations and the measures that we have put into place to protect our intellectual property rights may not be sufficient.  Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful.  If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business.  This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.

Investor confidence and market price of our shares may be adversely . . . , page 14

22.

If you have already discovered any material weaknesses or significant deficiencies in your controls, please identify them.

Response:

We have clarified this disclosure to reflect that we have not yet discovered any material weaknesses or significant deficiencies in our internal controls.

There is a dispute between the former shareholders of Shandong Taibang . . ., page 14

23.

Please revise the risk factor heading to clarify that, as stated on page 48, the dispute relates to 25% of the equity in the operating company.

Response:

We have revised our disclosure in this risk factor to reflect that the dispute relates to 25% of the equity in Shandong Taibang, our operating company.

24.

Please provide in this risk factor a brief description of your relevant corporate history so it is clear who all of the parties mentioned in this risk factor are.

Response:

We have revised our disclosure in this risk factor, as follows, to provide a brief description of our relevant corporate history:

Jeffrey Riedler

December 3, 2007

There is a dispute between the former shareholders of Shandong Taibang that calls into question our ownership of 25% of our primary operating subsidiary, which if not resolved in our favor will adversely affect our business.

Mr. Zu Ying Du was one of the original equity holders in our operating subsidiary, Shandong Taibang.  Pursuant to a joint venture agreement, among the original equity holders, Mr. Du was obligated to make a capital contribution of RMB20 million (or approximately $2.6 million) for a 25% interest in Shandong Taibang.   Mr. Du made this contribution using funds borrowed from the Beijing Chen Da Technology Investment Company, or Beijing Chen Da.  Mr. Du failed to repay Beijing Chen Da for his loan of the capital contribution amount.  A Beijing Court found that Beijing Chen Da had given money to Mr. Du but found that the loan agreement failed to comply with Chinese law.   Subsequently, Beijing Chen Da entered into an equity transfer agreement with Mr. Du, pursuant to which Mr. Du’s 25% equity interest in Shandong Taibang  was transferred to Beijing Chen Da as repayment of the RMB20 million debt.  In June 10, 2005, Beijing Chen Da sold its equity interests in Shandong Taibang to Up-Wing Investments Limited, or Up-Wing, pursuant to a share transfer agreement, which became effective on September 2, 2005, upon approval by the Shandong Provincial Department of Foreign Trade and Economic Cooperation, or the Shandong COFTEC.  In March 2006, Up-Wing sold its equity interests in Shandong Taibang to Logic Express, our subsidiary.  Mr. Du challenges the validity of the equity transfer agreement with Beijing Chen Da and the subsequent share transfer to Up-Wing and sued his brother in Hubei province relating to this equity transfer agreement.  We do not have access to the court documents relating to this case.

In addition, Missile Engineering, another original equity holder wholly controlled by Mr. Du, was obligated to contribute RMB32.8 million (or $4.2 million) for a 41% interest in Shandong Taibang by means of cash, equipments and technical know-how. It was obligated to obtain a certificate and license of its technical know-how from the State within a stipulated period in order to be recognized as a valid capital contribution. Otherwise, a cash payment was required. The technical know-how was valued as RMB26.4 million (or approximately $3.4 million).  However, Missile Engineering failed to obtain the certificate and license within the stipulated period. Pursuant to a stockholders resolution on September 26, 2004, Missile Engineering agreed to sell its 41% interest in Shandong Taibang to Up-Wing and Up-Wing agreed to take up the obligation of Missile Engineering to pay the RMB26.4 million in cash. In 2006, Missile Engineering applied for arbitration before the China International Economic and Trade Arbitration Commission, or CIETAC, to challenge the effectiveness of the transfer to Up-Wing Investments Limited, of the equity interests in Shandong Taibang formerly owned by Missile Engineering.  The equity transfer had been approved by the Shandong Provincial Department of Foreign Trade and Economic Cooperation, or the Shandong COFTEC.  Missile Engineering later voluntarily withdrew this application and instead applied to the Shandong COFTEC for administrative reconsideration of the equity transfer, but this application was rejected.  Thereafter, Missile Engineering commenced an administrative proceeding against the Shandong COFTEC alleging that it wrongfully approved the equity transfer.  However, according to Shandong COFTEC, the application to this administrative proceeding was voluntarily withdrawn by Missile Engineering during September 2007. We were also informed that Missile Engineering is in the process of applying to COFTEC for another administrative reconsideration of equity transfer.  We believe that all necessary approvals and documentation were obtained at the time of transfer and we have initiated legal action in China intending to restrain Missile Engineering from seeking to resolve the equity transfer issue, by means other than by arbitration, the agreed-upon method of conflict resolution at the time of the transfer.  If we are unable to enjoin Missile Engineering from its current course of action, we may be tied up in litigation which could distract our management and our expenses may significantly increase.  See “Legal Proceedings” for more details regarding this risk factor.

Our 2007 actual financial performance could vary from the performance thresholds..., page 15

25.

Please quantify the discrepancy between the estimated 2006 after tax net income before minority interest and the actual after tax net income before minority interest and explain how failing to meet these estimates will result in a decrease in the percentage ownership by controlling stockholders and how the amount of the decrease is calculated.

Jeffrey Riedler

December 3, 2007

Response:

We have clarified our disclosure in this risk factor to reflect that we have met our performance threshold for the fiscal year ending December 31, 2006.  However we have revised our risk factor to state as follows:

Our 2007 actual financial performance could vary from the performance thresholds provided by our controlling stockholders under the make good arrangement with the investors in our private placement.

Our majority stockholders, Siu Ling Chan and Lin Ling Li entered into a make good escrow agreement with the private placement investors, pursuant to which, Ms. Chan and Ms. Li agreed to deposit in an escrow account a total of 4,280,000 shares of our common stock owned by them, to be held for the benefit of the investors, to be released to the investors, pro rata, if we do not reach a threshold of at least $4,819,500 of after-tax net income or $5,823,465 of after-tax net income before minority interest for the fiscal year ending December 31, 2006 and $8,302,000 of after-tax net income or $10,031,416 of after-tax net income before minority interest for the fiscal year ending December 31, 2007.  The performance thresholds generally represent a current estimate of our financial performance and are forward-looking.   We have met our performance threshold for the fiscal year ending December 31, 2006 and so half of the shares in escrow are to be returned to our controlling stockholders.  However, events beyond our control, including but not limited to the risk factors set out in this section of the Prospectus, changes in the bases or rates of taxation applicable to us in the respective jurisdictions in which we operate, and force majeure events or unforeseeable factors, could adversely affect the results for 2007.  Actual results may be materially different from their estimate and thus the estimate by our controlling stockholders may not be reliable.  Should our 2007 actual performance not meet the revenue estimates and the performance thresholds, our share price will likely decrease due to loss of investor confidence in our management.  In addition, our controlling stockholders would be required to surrender the remaining 2,140,000 escrowed shares, representing 10% of our issued and outstanding shares.  A surrender of these shares would result in a significant decrease in ownership by our two controlling stockholders from 13,725,248 shares combined, or 64% of our issued and outstanding shares, to 11,585,248 shares combined, or 54% of our issued and outstanding shares. This decrease in the percentage of controlling share ownership may impact our board composition, our management structure, and/or the operation of our business going forward.

26.

Additionally, the disclosure states that the percentage ownership by controlling shareholders will decrease if your 2007 actual performance does not meet the revenue estimates.  Did the ownership decrease as a result of failing to meet the 2006 estimates?  If it did, please revise to quantify the decrease.

Response:

We have clarified our disclosure in the Amendment to reflect that we have met our performance threshold for the fiscal year ending December 31, 2006.

Our cash flow could be negatively affected as a result of our extension . . ., page 15

27.

Please disclose the following in this risk factor: the dollar amount of your accounts receivable as of the most recent practicable date, the amount of your allowance for doubtful accounts, and the amount of your bad debt expense for 2006 and interim 2007.

Response:

We have revised our disclosure in this risk factor to reflect that the dollar amount of our accounts receivable and the amount of our allowance for doubtful accounts as of September 30, 2007 was $3,582,266 and $1,177,093, respectively.  There is no bad debt expense for the nine months ended September 30, 2007 and for fiscal year 2006.

Jeffrey Riedler

December 3, 2007

We will incur capital expenditures in the future . . . , page 16

28.

Please state your best estimate of the approximate amount of capital expenditures you anticipate making during the next 12 months.

Response:

We have revised our disclosure in the Amendment to reflect that our anticipated capital expenditure for the next 12 months will be approximately $1.6 million.

29.

Please discuss the drawbacks of obtaining additional debt or equity financing, currently comprising the second paragraph of this risk factor, in a separate risk factor.

Response:

We have revised our disclosure in the Amendment to list this risk factor separately as follows:

We may need to obtain additional debt or equity financing which may result in dilution to our shareholders and have a material adverse economic effect on our business.

We may need to obtain additional debt or equity financing to fund our capital expenditures.  Additional equity financing may result in dilution to our shareholders.  Additional debt financing may be required, which, if obtained, may:

•

limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•

increase our vulnerability to general adverse economic and industry conditions;

•

limit our ability to pursue our growth plan;

•

require us to dedicate a substantial portion of our cash flow from operations as payment for our debt, thereby reducing availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and/or

•

limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot assure you that we will be able to obtain the additional financing on terms that are acceptable to us.

Substantially all of our executive officers reside in the PRC..., page 19

30.

Please include the U.S. in the list of companies that do not have reciprocal recognition and enforcement of judgments with the PRC.  Additionally, explain why binding arbitration would be easier to enforce.

Response:

We have revised our disclosure in this risk factor, as follows, to include the United States in the list of companies that do not have reciprocal recognition and enforcement of judgments with the PRC and to explain why binding arbitration would be easier to enforce:

Substantially all of our executive officers reside in the PRC, and substantially all of our assets are located within the PRC. It may not be possible for investors to affect service of process upon those persons in the PRC or to enforce any judgment obtained from non-PRC courts against them in the PRC or against our assets in the PRC.

Jeffrey Riedler

December 3, 2007

In China, if a foreign party wants to petition to recognize and enforce a foreign judgment, it has to petition to a PRC intermediate court for such recognition and enforcement.  After receiving such a petition, a Chinese court has broad discretion in evaluating whether to enforce foreign judgments according to international treaties into which China has entered, or by the principle of reciprocity.  If the PRC and the foreign country have not entered into or acceded into any international treaties and both countries do not have established reciprocity relationships, the judgment made by the court of the foreign country will not be recognized and enforced in China.  In such case the foreign party would have to institute a lawsuit with the PRC court having jurisdiction over the action if it wishes to enforce the judgment.

In 1987, China acceded to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, or the New York Convention.  Under the New York Convention, arbitral awards rendered in other signatory countries are recognized and enforceable in China.  However, thus far, China has not yet acceded to the Hague Convention on the Recognition and Enforcement of Foreign Judgments in Civil and Commercial Matters, or the Hague Convention, nor does it have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries.  Therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in respect of any matter not subject to a binding arbitration provision may be difficult or impossible.

Our primary source of funds of dividends and other distributions . . ., page 12

31.

Please state the amount of Shandong Taibang’s 2006 net income that it was required to set aside “to fund designated statutory reserve funds.”

Response:

We have revised our disclosure in the Amendment to reflect that For the nine months ended September 30, 2007 and year ended December 31, 2006, we have set aside $1.1 million and $0.8 million, respectively to fund the statutory reserve by Shandong Taibang.

32.

Of the cash Shandong Taibang currently has on hand, please state the amount it could legally distribute to the parent company.

Response:

As at September 30, 2007, Shandong Taibang can legally distribute approximately $3.5M to its parent companies, after taking into account the meeting of our working capital.

33.

Since you do not intend to pay dividends, disclose that any gains on an investment will need to come through an increase in the stock price, which may or may not occur.

Response:

We have revised our disclosure under this risk factor to reflect that we currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.  Therefore, any gains on an investment in our common stock will likely occur through an increase in our stock price, which may or may not occur.

If the China Securities Regulatory Commission . . ., page 21

34.

Please update this risk factor to reflect any relevant events that occur during the course of our review process.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosure under this risk factor to reflect that although the CSRC or another PRC regulatory agency has not determined that CSRC approval is required for this offering, if the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required, we may face sanctions by the CSRC or another PRC regulatory agency.

Special Note Regarding Forward-Looking Statements, page 22

35.

Please delete the sentence that reads, “Given these uncertainties, you should not place undue reliance on these forward-looking statements.”  Although we do not object to the other cautionary language in this section, this sentence could be read as a disclaimer of information in your filing.

Response:

We note your comment and we have deleted this sentence from our Amendment.

Use of Proceeds, page 23

36.

Please disclose the amount of proceeds the company may receive upon the exercise of warrants.  Also, describe with more specificity the planned uses of these proceeds.  State an amount for each use.

Response:

We will not receive any proceeds from the sale of common stock covered by this prospectus.  To the extent that the selling stockholders exercise, for cash, all of the warrants covering the 1,284,000 shares of common stock registered for resale under this prospectus, we would receive approximately $3.6 million in the aggregate from such exercises.  We intend to use such proceeds for general corporate and working capital purposes, such as for the purchase of plasma and other raw materials used in the production of our biopharmaceutical products.

Management’s Discussion and Analysis or Plan of Operation

Six Months Ended June 30 2007 Compared to Six Months Ended June 30, 2006, page 28 Revenues, page 28

37.

You disclose that your increase in revenue for the six months ended June 30, 2007 resulted from a decrease in the supply of plasma, which does not overtly appear to correlate with increased revenue conditions.  For example, please tell us whether the decrease in supply resulted in higher demand and related increases in price.  Please also quantify the effect that price versus volume had on your increase in revenue.  Refer to Item 303(b)(1) of Regulation S-B and both Financial Reporting Codification Section 501.04 and the Commission’s guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) and revise your disclosure accordingly.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosure in the Amendment to reflect our information for the nine-month period ended September 30, 2007.  Our disclosure clarifies that nationwide, the demand for human plasma increased, while the supply of raw material decreased due to the disqualification of several plasma collection stations as a result of new state regulations.  According to SFDA spokeswoman, Ms. Yan Jiang Ying, in a September 2007 press conference, there is a critical shortage in the market supply of human albumin due to the shortage of plasma raw material. However, we were particularly well situated to benefit from this decrease in supply due to our recent acquisition of the assets of 7 plasma collection stations.  For the nine months ended September 30, 2007, the average price for human albumin, which contributed 69.3% to our total revenue, increased 20.1%, human immunoglobulin for intravenous Injection, which contributed 6.9% to our revenue, increased 217.2%, and human rabies immunoglobulin, which contributed 14.8% to our revenue, increased 19.2%, as compared to the same period in 2006. Volume sales for human albumin, human hepatitis B immunoglobulin, and human rabies immunoglobulin increased by 23.1%, 127.3% and 104.2%, respectively, while the sales volume for human immunoglobulin for intravenous decreased by 13.1% for the nine months ended September 30, 2007, as compared to the same period in 2006.  The 68.8% increase in total revenue for the nine months ended September 30, 2007, as compared to the same period in 2006, was due to the government’s stringent control on the quality standard of the plasma-based production industry, which resulted in a shortage in the supply of finished products.  We were able to adjust our production plan to take advantage of the limited market supply of plasma resources to realize higher profit margins. In addition, there is a shortage in the market supply for human albumin products which has increased the value of our products to the market place.  According to the SFDA spokeswoman, Ms. Yan Jiang Ying in a September 2007 press conference, there is a critical shortage in the market supply of human albumin due to the shortage of plasma raw material. According to Ms. Yan, the overall market supply of human albumin was 117 tons, 127 tons and 48 tons during 2005, 2006 and the first 8 months of 2007, respectively.  Our sales of human albumin products for 2005, 2006 and the first 8 months of 2007 were 4.2 tons, 6 tons and 5 tons, respectively, which we believe, in light of the SFDA supply data, represents a steady increase in our market share for the periods 2005, 2006 and for the first eight months of 2007 from 3.6%, to 4.7% and to10.4%, respectively.

38.

We note that your “human albumin contributed an additional $4.8 million” of revenues. Please explain the underlying business reasons for which sales of human albumin increased.

Response:

Please see our response to Comment #37, above.

Cost of Revenues, page 28

39.

Please revise your disclosure to clarify why your cost of revenues as a percentage of net revenues decreased from 46.2% to 36.4% for the six months ended June 30, 2007 and from 53.7% to 43.2% for the fiscal year ended December 31, 2006.  It is unclear why increased sales volume did not also lead to related increases in your cost of revenue for both of these reporting periods.

Response:

In response to your original question for June 30, 2007, we provide you with the following reasons that the reduction in our cost of revenues as a percentage of net revenues was attributable to two factors, namely the increase in our sales volume and the general increase in our sale price. Human albumin and human rabies immunoglobulin, two of our major products, recorded a significant increase and accounted for 87.7% and 88.3% of our total revenues for the fiscal year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

Our revenues generated from human albumin for the six months ended June 30, 2007, increased 61.7%, to 73.6% of our total revenue, compared to the same period in 2006.  The increase was caused by the combined effect of an increase in our volume of sales by 132% and a general 6.8% increase in price.  However, our costs in connection with human albumin only increased 45.8% for the six months ended June 30, 2007, compared to the same period in 2006.  Our human rabies immunoglobulin product accounted for 14.7% of our total revenue for the six months ended June 30, 2007, a 221% increase when compared its contribution to our total revenue for the same period in 2006.  The increase was caused by a 399% increase in our sales volume, but a slight decrease of 3.1% in our average selling price of our human rabies immunoglobulin product, compared with the same period in 2006. However our costs in connection with our human rabies immunoglobulin product only increased by 245%, as compared to our costs for the same period in 2006.  As a result, our total costs of revenue reduced from 46.2% for the six months ended June 30, 2007, to 36.4% for the same period in 2006.

Jeffrey Riedler

December 3, 2007

We have also updated our disclosure for the nine months ended September 30, 2007 as follows: For the nine months ended September 30, 2007, revenues were $25.4 million, compared to $15.1 million for the nine months ended September 30, 2006, an increase of $10.4 million, or 68.8%.  The increase is due primarily to a general increase in the price of plasma based products, which was offset by a decrease in our sales volume for two of our products.  All of our products recorded price increases ranging from 5.2% to 217.2%.  For the nine months ended September 30, 2007, the average price for human albumin, which contributed 69.3% to our total revenue, increased 20.1%, human immunoglobulin for intravenous Injection, which contributed 6.9% to our revenue, increased 217.2%, and human rabies immunoglobulin, which contributed 14.8% to our revenue, increased 19.2%, as compared to the same period in 2006. Volume sales for human albumin, human hepatitis B immunoglobulin, and human rabies immunoglobulin increased by 23.1%, 127.3% and 104.2%, respectively, while the sales volume for human immunoglobulin for intravenous decreased by 13.1% for the nine months ended September 30, 2007, as compared to the same period in 2006.  The 68.8% increase in total revenue for the nine months ended September 30, 2007, as compared to the same period in 2006, was due to the government’s stringent control on the quality standard of the plasma-based production industry, which resulted in a shortage in the supply of finished products.  We were able to adjust our production plan to take advantage of the limited market supply of plasma resources to realize higher profit margins. In addition, there is a shortage in the market supply for human albumin products which has increased the value of our products to the market place.  According to the SFDA spokeswoman, Ms. Yan Jiang Ying in a September 2007 press conference, there is a critical shortage in the market supply of human albumin due to the shortage of plasma raw material. According to Ms. Yan, the overall market supply of human albumin was 117 tons, 127 tons and 48 tons during 2005, 2006 and the first 8 months of 2007, respectively.  Our sales of human albumin products for 2005, 2006 and the first 8 months of 2007 were 4.2 tons, 6 tons and 5 tons, respectively, which we believe, in light of the SFDA supply data, represents a steady increase in our market share for the periods 2005, 2006 and for the first eight months of 2007 from 3.6%, to 4.7% and to10.4%, respectively.

Our revenues generated from human albumin for the year ended December 31, 2006, increased 68.4%, to 75.5% of our total revenue, compared with the year ended December 31, 2005. The increase was caused by the combined effect of an increase in our volume of sales by 43.6% and a 17.3% increase in price.  However, our costs in connection with human albumin only increased 54.4% for the fiscal year ended December 31, 2006, compared to fiscal year 2005. Our human rabies immunoglobulin product accounted for 12.2% of our total revenue for the fiscal year ended December 31, 2006, which was a 1,263% increase when compared its contribution to our total revenue for fiscal year 2005.   The increase was caused by a  927% increase in sales volume and a 48% increase in the price of our human rabies immunoglobulin product, as compared to fiscal year 2005.  However our costs in connection with our human rabies immunoglobulin product only increased by 859%, as compared to our costs for fiscal year 2005.  As a result, our total costs of revenue reduced from 53.7% for fiscal year 2005, to 43.2% for fiscal year 2006.

Operating Expenses, page 28

40.

Additionally, in all cases where you attribute a material change in financial statement amounts to more than one factor, please revise your disclosure to quantify the effect of each material factor on the related financial statement amount.  For example, please quantify the increase in professional fees for the six months ended June 30, 2007 and separately discuss whether that increase contributed to an increase in selling or general and administrative expenses for the six months ended June 30, 2007.  Revise your disclosure for the year ended December 31, 2006 in a similar manner.

Response:

In response to your original question for June 30, 2007, we provide you with the following reasons:

Our total operating expenses increased $1.5 million, or 125%, to $2.7 million for the six months ended June 30, 2007 from $1.2 million for the same period in 2006. As a percentage of sales revenue, our total expenses increased to 16.4% for the six months ended June 30, 2007 from 13.6% for the same period in 2006.  The increase was primarily attributable to $187,000 in professional fees incurred during 2007 in connection with our preparation of this prospectus and the registration statement of which this prospectus is a part; directors and senior staff salaries in the amount of $172,000 during this period; $226,000 in operating costs for our five new plasma companies which commenced operations in January 2007; and the payment of a performance bonus to Shandong Taibang’s management staff in the amount of $230,000. As a result, additional general and administrative expenses of $815,000 were recorded.

Jeffrey Riedler

December 3, 2007

Our total operating expenses increased $3.6 million, or 128.1%, to $6.4 million for the years ended December 31, 2006, from $2.8 million for the same period in 2005.  As a percentage of sales revenue, our total expenses increased to 29% for the years ended December 31, 2006 from 24.4% for the same period in 2005.  The dollar increase was primarily attributable to our full accrual as general and administrative expenses of the $811,060 penalty owed to investors for failure to file this registration statement within the time period prescribed by the registration rights agreement.  The dollar increase was also attributable to a $384,000 increase in management expenses related to increased activities and traveling in connection with the reverse acquisition and an $119,000 increase in sales staff performance bonus during the period.

We have revised our disclosures under the heading “Operating Expenses,” for both the nine months ended September 30, 2007 and for December 31, 2006 as follow, to quantify the effect of each material factor on the related financial statement amount:

Operating Expenses. Our total operating expenses for the nine months ended September 30, 2007 increased by $2.6 million, or 85%, to $5.7 million, from $3.1 million for the same period in 2006.  As a percentage of sales revenue, our total operating expenses increased to 22.5% for the nine months ended September 30, 2007, from 20.5% for the same period in 2006. The increase was primarily attributable to the increase in our selling expenses during the 2007 period.

Selling Expenses.  For the nine months ended September 30, 2007, our selling expenses increased to $2.4 million, from $0.7 million for the nine months ended September 30, 2006, a $1.8 million, or 254.3% increase.  As a percentage of revenues, our selling expenses for the nine months ended September 30, 2007 increased by 5.02%, to 9.61%, from 4.58% for the nine months ended September 30, 2006. The increase is due to our award of sales bonuses of  $0.36 million to our employees for our outstanding achievement in revenue. Moreover, we have aggressively launched our marketing efforts by holding more conferences in conjunction with our distributors in most major cities, at an additional cost of approximately $1 million for the nine months ended September 30, 2007, as compared same period last year. In connection with these marketing efforts, our sales force also incurred additional entertainment and traveling expenses of approximately $0.3 million.

General and Administrative Expenses.  For the nine months ended September 30, 2007, our general and administrative expenses increased to $2.8 million, from $2.0 million for the nine months ended September 30, 2006, a $0.9 million, or 44.8% increase.  The increase was primarily attributable to higher professional fees which amounted to approximately $0.5 million, and staff costs of approximately $0.24 million incurred during the 2007 period in connection with our preparation of our the registration statement which was filed on September 4, 2007.  In addition, we also paid staff performance bonuses of approximately $0.3 million for outstanding company performance in the 2007 period.  We also hired 10% more staff and increased the salaries of our seconded staff by 20%, which accounted for an additional $0.14 million during the 2007 period.

Our total operating expenses increased $3.6 million, or 128.1%, to $6.4 million for the years ended December 31, 2006, from $2.8 million for the same period in 2005.  As a percentage of sales revenue, our total expenses increased to 29% for the years ended December 31, 2006 from 24.4% for the same period in 2005.  The dollar increase was primarily attributable to our full accrual as general and administrative expenses of the $811,060 penalty owed to investors for failure to file this registration statement within the time period prescribed by the registration rights agreement.  The dollar increase was also attributable to a $384,000 increase in management expenses related to increased activities and traveling in connection with the reverse acquisition and an $119,000 increase in sales staff performance bonus during the period.

Jeffrey Riedler

December 3, 2007

Comparison of Fiscal Years

Ended December 31, 2006 and 2005, page 29

41.

Please discuss the factors that cause demand for your albumin products to “continuously increase.”

Response:

We have revised our disclosure to reflect that the demand for our albumin products has continuously increased due to an increase in the PRC standard of living leading to more interest in elective procedures, such as plastic surgery and the attendant need for albumin products.  In addition, there is a shortage in the market supply for human albumin products which has increased the value of our products to the market place.  According to the SFDA spokeswoman, Ms. Yan Jiang Ying in a September 2007, there is a critical shortage in the market supply of human albumin due to the shortage of plasma raw material. According to Ms Yan, the overall market supply of human albumin was 117 tons, 127 tons and 48 tons during 2005, 2006 and the first eight months of 2007, respectively.  Our sales of human albumin products for 2005, 2006 and the first 8 months of 2007 were 4.2 tons, 6 tons and 5 tons, respectively, which we believe, in light of the SFDA supply data, represents a steady increase in our market share for the periods 2005, 2006 and for the first eight months of 2007 from 3.6%, to 4.7% and to10.4%, respectively.

Liquidity and Capital Resources, page 30

42.

Please file as an exhibit the agreement underlying the loan that is due in February 2008.

Response:

We have revised our disclosures to reflect, as follows, that there is one agreement for two loans, each for a principal amount of RMB5 million (approximately $650,000), but maturing on February 9, 2008 and February 25, 2008, respectively:

On February 9, 2008, our Chinese subsidiary Shandong Taibang entered into a loan agreement with the China Bank of Communications, for two loans in the aggregate principal amount of RMB10,000,000 (approximately $1.3 million). The interest rate for this loan is 6.12% per annum and the loans have a maturity date of February 9, 2008 and February 28, 2007, respectively.  Under the terms of the loan agreement, if the loan is not paid in full on the maturity date, the interest rate will be increased by another 50% of the interest rate per annum until payment is made.  Shandong Taibang agreed that it will use the loan solely for working capital purposes.  Furthermore, if the loan is used for any other purpose than to fund the purchase of raw materials, the Bank will have the right to increase the interest rate by up to 100% of the interest rate per annum. In addition, the Bank will have the right to accelerate the principal and interest due under the loan if Shandong Taibang breaches the conditions of the agreement, if there is any occurrence which will produce a material adverse effect on its financial position or ability to repay its debt, or if during the course of its other business with the Bank, there is delay in fulfilling its contractual obligation after repetitive notices demanding rectification.

The form of loan agreement is filed as an exhibit to the Amendment.

Commitments, page 32

43.

You specify the date of the registration rights agreement related to your July 18, 2006 private placement transaction as July 19, 2007.  Please revise your disclosure both herein and on page 37 to clarify the date of this registration rights agreement, as it does not appear to be the same as that of the agreement included as Exhibit 4.2.  If the July 19, 2007 date is correct, please file an exhibit for that registration rights agreement and tell us why you accrued penalties in 2006.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosures to reflect that the Registration Rights Agreement was entered into on July 18, 2006.

Critical Accounting Policies, page 34

Revenue Recognition, page 34

44.

We acknowledge your revenue recognition policy as noted herein and within your “Summary of Significant Accounting Policies” in the accompanying notes to your consolidated financial statements.  Your disclosure on page 29 implies that you accept product returns; however, it is unclear given the nature of your products whether you definitively accept returns and whether you reduce your gross revenue for other estimates, for example, cash discounts, rebates or chargebacks.  Please revise your disclosure to address the items that follow, as applicable.

a)

Disclose the nature and amount of each accrual item that reduces your gross revenue at the balance sheet dates presented and the effect that could result from using other reasonably likely assumptions than those you used to arrive at each accrual; for example, disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b)

To the extent that the information you consider in estimating your accruals, such as levels of inventory in your distribution channels; product shelf life, recalls and discontinuances; and the effects of price changes and generic competition, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels.

c)

In discussing your estimate of product returns, clarify your related accounting policy pursuant to SFAS No. 48.  Please also provide information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by product type and the related expiration period.

d)

Discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business.  Please also discuss your revenue recognition policy for such shipments.

e)

Provide a roll-forward of each accrual that reduces your gross revenue for the periods presented, showing the following:

•

beginning balance;

•

current estimate related to sales made in current period;

•

current estimate related to sales made in prior periods;

•

actual returns or credits in current period related to sales made in current period;

•

actual returns or credits in current period related to sales made in prior periods; and

•

ending balance.

f)

Finally, please include information regarding the amount of and reason for fluctuations with respect to the amounts that reduce your gross revenue.  Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

Jeffrey Riedler

December 3, 2007

Response:

We have no formal goods returns policy and will only accept returned products in very exceptional situations.   The dollar amount of our returned products is not material compared to our revenue and we do not make any accruals.  There was only $4,390 and nil returns for the fiscal year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. In 2006, most of the returned products were thymopetidum injection for reason of shortening the recommended expiry date by the government. We accepted those products that were close to the expiry date and destroyed it.

Our Corporate Structure and History, page 36

45.

We note from the “Private Placement Transaction” discussion on page 37 that the shares being registered in this offering are the shares that were issued in the July 19, 2006 private placement.  The prospectus cover pages states that 4,780,000 shares are already outstanding, but the “Private Placement Transaction” discussion describes the sale of only 4,280,000 shares.  Please describe the transaction in which the other 500,000 shares were issued.

Response:

We have revised our disclosure to reflect that as a part of the reverse acquisition transaction, we agreed to register 500,000 shares of our common stock held in the name of PDS-HFI Partners, a company beneficially owned by Timothy P. Halter, our director.  PDS-HFI Partners, subsequently transferred these shares in a private transaction to The Pinnacle Fund LP, pursuant to a share purchase agreement, dated August 20, 2007.

Acquisition of Plasma Stations, page 38

46.

Please revise to disclose the terms of these acquisitions.

Response:

We have revised our disclosures in the Amendment to reflect the following regarding our acquisition of the assets of plasma collection stations:

In December 2006, our subsidiary, Shandong Taibang, entered into asset transfer agreements with the Shandong Provincial government to acquire all the assets of five plasma stations in Shandong Province, for an aggregate consideration of $2,472,846.  The value of the assets was determined by qualified valuation experts registered in the PRC. We obtained the permit to operate them in January 2007.  In January 2007, Shandong Taibang entered into letters of intent to acquire certain assets of two plasma stations in Guangxi Province, for a total consideration of $741,104.  They obtained their operating permits in February and April 2007, respectively.  The consideration paid for these acquisitions was determined based on independent valuations performed by qualified valuation experts based in the PRC.

We acquired the assets of these plasma stations through separate Shandong Taibang subsidiaries, specially formed for this purpose. The subsidiaries holding six of our new plasma stations are the Xia Jin Plasma Company, the Qi He Plasma Company, the He Ze Plasma Company, the Huan Jiang Plasma Company, the Yang Gu Plasma Company, and the Zhang Qiu Plasma Company. The seventh plasma station is held in the Fang Cheng Plasma Company, which is 80% owned by Shandong Taibang and 20% owned by Lin Feng, an unrelated third party.

Jeffrey Riedler

December 3, 2007

The following chart summarizes the terms of the asset acquisitions and the related valuation experts:

Plasma Station	Date	Shandong Taibang Party	Material Terms	Purchase Price	Valuation Expert
Huan Jiang Mao Nan Autonomy County Plasma Collection Station	4/24/2007	Huan Jiang Plasma Company (Guangxi Province)

•

Transfer of assets necessary to operate plasma collection business;

•

Assist the Company to obtain necessary permit in the Company’s name;

•

Current management team stays in place; and

•

Lease land used by plasma collection station to the Company indefinitely.

				RMB 4,537,637 (approximately $613,360)	Liu Zhou Kai Cheng Combination Certified Public Account Office
Guang Xi Zheng Ze Real Estate Valuation Co., Ltd for Land Valuation
Fang Cheng Plasma Collection Station	4/30/2007	Fang Cheng Plasma Company (Guangxi Province)	Same as above.	RMB 114,770 (approximately $15,498)	Qin Zhou Yong Xin Certified Public Account Office for Assets (other than the Land)
Guang Xi He Xin Real Estate Appraisal Co.,Ltd
Zhang Qiu Red Cross Blood Station	12/31/2006	Zhang Qiu Plasma Company (Shandong Province)	Same as above.	RMB 4,618,518 (approximately $624,293)	Ji Nan Yong Sheng Property Appraisal Co., Ltd
Yun Cheng County Plasma Collection Station	12/15/2006	He Ze Plasma Company (Shandong Province)	Same as above.	RMB 3,783,300 (approximately $511,395)	He Ze Zhong Heng Certified Public Accountants Ltd
Yang Gu Plasma Collection Station	11/3/2006	Yang Gu Plasma Company (Shandong Province)	Same as above.	RMB 4,581,000 (approximately $619,221)	Liao Cheng Jin Shi Certified Public Accounts Ltd
Xia Jin Plasma Collection Station	10/20/2006	Xia Jin Plasma Company (Shandong Province)	Same as above.	RMB 3,874,700 (approximately $523,750)	De Zhou Da Zheng Certified Public Accounts Xia Jin Branch
Qi He Sanitary and Antiepidemic Station	11/9/2006	Qi He Plasma Company (Shandong Province)	Same as above.	RMB 2,431,700 (approximately $328,697)	De Zhou Da Zheng Certified Public Accounts Qi He Branch

Jeffrey Riedler

December 3, 2007

In January 2007, Shandong Taibang also signed a letter of intent to acquire certain assets from a third plasma station in Guangxi Province.  However, there can be no assurance that the acquisition of these assets can be completed or continue on the same terms that we have initially agreed to in the letter of intent as the permit for this station is in dispute.  Please refer to “Legal Proceedings” for more information regarding this dispute.

Our Business, page 38

47.

Please describe the material terms of your agreement with Shandong Province Institute of Biological Products pursuant to which Shandong Institute provides you with employees.

Response:

We have revised our disclosure under the heading “Our Business” – “Our Employees” to reflect that the Shandong Province Institute of Biological Products, or the Shandong Institute, has provided us with approximately 130 of our employees out of a total of approximately 331 employees, pursuant to a secondment agreement, or Secondment Agreement, dated October 28, 2002, between the Shandong Institute and us.  Pursuant to the Secondment Agreement, we are responsible for the salaries of these employees, as well as for their social benefits such as State insurance.  However, we may release any employee who, among other things a) seriously violates discipline or Company regulations, b) fails to perform or embezzle resulting in major damages to our Company, d) falls ill or sustains injuries unrelated to the job and loses the ability to perform duties assigned by us after medical leave for such illness or injury or e) fails to perform satisfactorily even after retraining and reassignment of duties.  Under the Secondment Agreement, seconded employees have the right to leave our employee if, among other things (a) we use force or otherwise restrict them to keep them working, (b) we do not pay the correct salary for their level, (c) our work environment is deemed to be hazardous to their health.  Our Secondment Agreement with the Shandong Institute will expire on October 2032, or will be terminated upon the privatization of the Shandong Institute, which expected to occur before the end of 2008.  Upon expiration or termination of the Secondment Agreement, we plan to hire the seconded employees directly.

The Plasma Product Industry in China, page 39

48.

The first paragraph states that the State is no longer approving the establishment of new collection stations.  However, on page 40 you state the regulatory requirements for the establishment of a plasmapheresis station.  The discussions appear contradictory.  Please explain.

Response:

We have revised our disclosure to clarify that collection of human plasma in China is regulated, and until recently, licensed Plasmapheresis stations owned and operated by the government could collect human plasma.  Each collection station was only allowed to supply plasma to the one manufacturer that had signed the “Quality Responsibility” statement with them.  However, in March 2006, the Ministry of Health promulgated certain “Measures on Reforming Plasma Collection Stations,” or the Blood Collection Measures, whereby the ownership and management of PRC plasma stations are required to be transferred to plasma-based biopharmaceutical companies while the regulatory supervision and administrative control remain with the State.  Plasma stations that did not complete their reform by December 31, 2006, risked revocation of their license to collect plasma.

Our Intellectual Property, page 43

49.

We note from “We may lose our competitive advantage . . .” on page 13 that you “rely on . . . registered patents and trademarks to protect [your] intellectual property.”  Please identify in the “Our Intellectual Property” section all of your material patents, the products they are used in, and their expiration dates.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosure under the “Intellectual Property” heading to reflect that pursuant to a Trademark License Agreement with the Shandong Institute, we hold the exclusive license to a Trademark Registration Certificate (No.3375484) for use of the trademark “Lu Yue,” issued by the State Industry and Commerce Administration Trademark Bureau.  The class of goods on which the trademark has been approved to use include: drug for human beings, serum, microorganism products for medicine and veterinary medicine, plasma, medical blood, and medical biological product. The registration will expire in June 2014, the Shandong Institute has allowed us to use the trademark for free until May 2009.  We expect to develop and register our own trademark before the termination of this license.

In addition, we have registered the following domain name: www.ctbb.com.cn, which is currently used by Shandong Taibang, our Shandong subsidiary

Our Research and Development Efforts, page 43

50.

We note the bullet-point list that describes the R&D projects you are currently pursuing.

•

In the “Regulation” discussion on page 47, please provide an overview of the drug approval process in China.  For example the process in the United States consists of preclinical development, filing of an IND, phase I trials, phase II trials, phase III trials, and submission of an NDA.  Please provide a similar level of detail regarding China’s process, and include a narrative description of each step.

•

After you have provided the above overview, please revise each bullet point in this section to state clearly which stage of the overall process each product candidate is currently in and which additional steps need to be completed prior to commercialization.

Response:

We have revised our disclosure in the “Regulation” section of the Amendment to reflect that the plasma-based biopharmaceutical manufacturing industry in the PRC is highly restricted by both the Shandong Food and Drug Authority and the PRC Ministry of Health.  Such supervision includes the safety standards regulating our source supplies (mainly plasma), our manufacturing process through the issuance of our GMP Certification, and the approval and inspection of our finished products.

 The table below shows the PRC approval process for the manufacture and sale of new medicines:

Stage		Activities
1	Planning and Development Stage	Includes the study of existing medical literature, patent status, market information, demand and other competitors.
2	Feasibility study and assumption clarification	Feasibility study on technical ability, production and financial capability, clinical study, production condition and financial forecast.
3	Develop scope and technique for testing the new medicine	Source material and method of production, dosage design, prescription selection
4	Sterilization technique and report	Wrapping up method of sterilization for submission, demonstration and report
5	R&D, test products information passed to Provincial FDA for preliminary assessment.	Clinical research sample and report submitted; onsite random sampling.
6	Application to Centre for Drug Evaluation (“CDE”) for certification of product technology and to SFDA for approval.	Supplementary clinical research sample and report submitted, if required.
7	Application to SFDA for approval of Clinical trial	Awaiting approval of official Clinical trial.
8	Clinical trial (Phases 1 to 4)

Phase 1: Basic clinical pharmacology and human safety evaluation studies.

Phase 2: Preliminary exploration of therapeutic efficacy.

Phase 3: Confirmation of therapeutic efficacy. Application to SFDA for trial production.

Phase 4: New drug post-marketing study, conducted by the applicant.

9	Application of official production permit	Provincial FDA review and onsite check. Review by CDE, GMP certification, SFDA assessment and approval of production permit.
10	Commercial Production

Jeffrey Riedler

December 3, 2007

In addition, there are regulations regarding the retail price, rather than regulations of wholesale prices, of our products.  According to the “Regulations on controlling blood products” promulgated by the State Council in 1996, the price (retail) setting standard and regulatory functions reside with regional offices of the State Pricing Bureau and the Ministry of Health.  Presently, there are retail pricing guidelines for hospitals which sell our human albumin and immunoglobulin products to patients as prescribed by the relevant regulators in each region.  The retail pricing guidelines are established based on, amongst other things, the regional living standards and the cost of production of the manufacturers.

Major Suppliers, page 46

51.

Please describe the material terms of your material supply agreements.  We note you acquired Qi He, Xiajin, and Zhang Qiu in December 2006.  We note that your agreements with these parties were entered into prior to the acquisitions.  Have your agreements with these parties changed since the acquisitions.  If so, please revise to describe the changes.

Response:

We have revised our disclosures under the heading “Major Suppliers” to reflect that we have replaced our material supply agreements with each of Qi He An Tai Plasma Collection Co., Ltd. (“Oi He”), Xia Jin An Tai Plasma Collection Co., Ltd. (“Xia Jin”) and Zhang Qiu An Tai Plasma Collection Co., Ltd. (“Zhang Qiu”), with plasma processing agreements, dated January 2, 2007, between Shandong Taibang and each of Oi He, Xia Jin and Zhang Qiu, pursuant to which the Company formally appoints each of these stations as its agent to purchase, collect, examine and deepfreeze plasma on behalf of Shandong Taibang, subject to rules and specifications that meet the Shandong Province Food and Drug Authority’s requirements for quality, packaging and storage.  Pursuant to the plasma processing agreements, the stations must only collect plasma from healthy donors within their respective districts and in accordance with a time table set by Shandong Taibang.  The plasma must: be negative HbsAg, anti-HCV, anti-HIV and reaction of serum to RPR; contain an ALT ≤25 units (ALT), plasma protein ≥55g/l; contain no virus pollution or visible erythrolysis, lipemia, macroscopic red blood cell or any other irregular finding.  In addition, the plasma must be packaged in 25 separate 600g bags, boxed with a packing list and labeled to be consistent with computer records and must be stored at  -20°C as soon as possible after collection to ensure that it will congeal within 6 hours.  Shandong Taibang will be fully responsible for the overall technical guidance and quality supervision.  Shandong Taibang will pay each of the stations a rate of RMB15 (approximately $2) per bag of plasma collected, with the payment for each batch due within 10 days after the delivery of the following batch of plasma.  Each of the plasma processing agreements with Oi He, Xia Jin and Zhang Qiu, will all expire on December 31, 2011.

Jeffrey Riedler

December 3, 2007

We have filed an English Translation of the plasma processing agreements between Shandong Taibang and each of Oi He, Xia Jin and Zhang Qiu as exhibits to the Amendment.

52.

Please file your agreement with the Shen County Plasma Collection Station since they provided 17.2% of your plasma supply during 2006.  Discuss in this section the material terms of the agreement, including parties’ material rights and obligations, payment provisions, duration, termination provisions, and any other material provisions.

Response:

We have also revised our disclosures under the heading “Major Suppliers” to reflect that we also purchase plasma under a plasma supply agreement, dated May 1, 2006, between Shandong Taibang (formerly, Shandong Missile Biological Products Pty Ltd.) and the Shen County Plasma Collection Station, or the Shen County Station.  Pursuant to this agreement, we are obligated to purchase plasma from the Shen County Station at a price of RMB300,000 (approximately $40,150) per ton and the Shen County Station is obligated to provide us with not less than 4 tons of plasma each month.  In addition, we are obligated to pay an additional RMB50,000 (approximately $6,692) per ton if the plasma contains 4 or more units of effective antibodies, and an additional RMB20,000 (approximately $2677) per ton if the plasma contains less than 4 units of effective antibodies. The Shen County Station provided 17.2% of our plasma supply during 2006.

We have filed an English Translation of our plasma supply agreement with the Shen County Station as an exhibit to the Amendment.

Management, page, 49

53.

Please state Siu Ling Chan’s business experience during the past five years. Include the dates she held each position.

Response:

Siu Ling Chan has been our director since July 19, 2006.  She has been our chairwoman since January 1, 2007 and served as our CEO from January 2007 to March 2007.  Ms Chan is also currently a director of our subsidiary Logic Express.  She was also appointed as the director of Shandong Taibang in April 2006.  Prior to joining us, Ms. Chan worked from 1991 to 2005, as an administrator at the Fujian Academy of Social Sciences, and from 1989 to 1991 as a statistician at the Fujian Pingtan Economy Committee.   She received her diploma in Statistics from Xiamen University in 1989 and a diploma in management from Fujian Party Committee School in 2004.

Certain Relationships and Related Transactions

Amount Due to Related Parties, page 54

54.

This section’s heading and the first column of the table state these amounts are due “to” related parties.  The section’s first sentence, however, states these amounts are due “from” related parties.  Please revise the disclosure so it is consistent.

Response:

We have revised the disclosure to clarify that these are amounts due “to” related parties.

Jeffrey Riedler

December 3, 2007

55.

Please identify the shareholders who financed the investment in Shandong Taibang.  Also, regarding the $675,761 borrowed for operational purposes, (a) identify the minority  shareholder of Shandong Taibang who lent the money, (b) disclose the due date for this loan, and (c) file the underlying agreement as an exhibit.

Response:

We have revised our disclosure to reflect that the investment in Shandong Taibang was financed by an advance from our controlling shareholders Lin Ling Li and Siu Ling Chan, pursuant to a verbal agreement. The advance was unsecured, interest free and was paid for using dividends collected from Shandong Taibang. This amount was repaid in 2006.

In addition, we have updated or disclosure to clarify that Shandong Taibang obtained a non-interest bearing loan of $675,761 for operational purposes from the Shandong Institute, its minority shareholder, pursuant to a Master Agreement, dated November 30, 2006.  The due date for repayment of the loan was August 31, 2007 but the parties have agreed to extend the due date until August 31, 2008, pursuant to a Supplementary Agreement, dated September 1, 2007. The Master Agreement and Supplementary Agreement are filed as exhibits to the Amendment.

Selling Stockholders, page 56

56.

Please identify which, if any, of the selling security holders are either brokers dealers or affiliates of a broker-dealer.

Response:

We have revised our disclosure under the “Selling Stockholder” heading, as follows, to reflect that, other than the placement agent who received its shares and warrants as compensation in connection with the private placement none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer:

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of  6,064,000 shares of our common stock that were issued to selling stockholders pursuant to transactions described below which are exempt from registration under the Securities Act.  All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts.

Our Acquisition of Logic Express

On July 19, 2006, we completed a reverse acquisition transaction with Logic Express, whereby we issued to the stockholders of Logic Express, 18,484,715 shares of our common stock in exchange for 100% of the issued and outstanding shares of capital stock of Logic Express and its majority-owned Chinese operating subsidiary, Shandong Taibang.  As a result of the reverse acquisition transaction with Logic Express, Logic Express became our 100% owned subsidiary and the former shareholders of Logic Express became our controlling shareholders with 96.1% of our common stock.  Shandong Taibang became our 82.76%-owned indirect subsidiary and is the operating company for all of our commercial operations.

As a part of the reverse acquisition transaction, we agreed to register 500,000 shares of our common stock held in the name of PDS-HFI Partners, a company beneficially owned by Timothy P. Halter, our former director.  The issuance of common stock was exempt from the registration requirements provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.  PDS-HFI Partners, subsequently transferred these shares in a private transaction to The Pinnacle Fund LP,  pursuant to a share purchase agreement, dated August 20, 2007.

Jeffrey Riedler

December 3, 2007

Private Placement Transaction

On July 19, 2006, we completed a private placement transaction with a group of accredited investors.  Pursuant to the securities purchase agreement as amended, we sold five-year warrants to purchase 1,070,000 shares of common stock at an exercise price of $2.8425 per share and 2,200,000 shares of our common stock, at a purchase price of $1.895 per unit, or approximately $4.2 million in gross proceeds.  In addition, two of our controlling shareholders, Siu Ling Chan and Lin Ling Li, sold an aggregate of 2,080,000 shares of our common stock at a price of $1.895 per share, or approximately $3.9 million to the same investors.

Lane Capital Markets, LLC acted as exclusive placement agent and financial advisor in connection with the transaction.  As compensation for its services, the Placement Agent received a cash fee equal to $1,046,500, representing 10% of the combined gross proceeds received from the sale of the shares, together with reasonable out-of-pocket expenses incurred in connection with the offering amounting to 3% of the proceeds.  In addition, Lane and its potential designee(s) received five-year warrants to purchase 214,000 shares of common stock at an exercise price of $2.8425 per share.

In connection with the private placement transaction, on July 18, 2006, we also entered into a registration rights agreement with the investors, pursuant to which we agreed to file within 45 days of the closing date, a registration statement registering for resale the shares issued to the investors in the private placement.  We failed to file this registration statement within the time period prescribed by the registration rights agreement, which resulted in liquidated damages in the amount of $811,060 which we recognized in general and administrative expenses during fiscal year 2006.  The shares being registered under this registration statement are the shares of our common stock issued and the shares of common stock underlying warrants issued in connection with the private placement.

The foregoing securities were issued to these investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.  We relied upon Rule 506 of Regulation D under the Securities Act.  These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for liquidity in its investment in us and could afford the complete loss of such investment.  Our Management made the determination that the investors were accredited investors as defined in Regulation D, based upon our Management’s inquiry into their sophistication and net worth.  In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus.  Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of the filing of this Registration Statement are included.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of our Company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates.  All information with respect to share ownership has been furnished by the selling stockholders.  The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time.  In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders.  Furthermore, except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

Jeffrey Riedler

December 3, 2007

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below.  To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.  We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold	Shares Beneficially Owned After Offering	Percentage Ownership After Offering
Pinnacle China Fund, L.P.	2,638,523	2,638,523(1)	0	*
The Pinnacle Fund, L.P.	586,800	500,000 (2)	86,800	*
Jayhawk China Fund (Cayman) Ltd.	1,978,893	1,978,893(3)	0	*
Hudson Bay Overseas Fund Ltd.	82,453	82,453 (4)	0	*
Hudson Bay Fund LP	247,361	247,361 (5)	0	*
Capital Ventures International	403,770	403,770 (6)	0	*
Ryan M. Lane	145,500	145,000 (7)	500	*
John D. Lane	53,500	53,000 (7)	500	*
Roderick L. McIlwain	7,500	7,500 (7)	0	*
Scott D. Edwards	7,500	7,500 (7)	0	*
Total	6,151,800	6,064,000	87,800	*

* means less than 1%.

(1) Consists of (i) 2,110,818 shares owned as of July 28, 2006, and (ii) 527,705 shares of common stock issuable upon the exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share.  The General Partner of Pinnacle China Fund, L.P. is Pinnacle China Advisers, L.P., whose General Partner is Pinnacle China Management, LLC, the Manager of which is Kitt China Management, LLC, the Manager of which is Barry M. Kitt.  Mr. Kitt exercises investment discretion and control over the shares of common stock held by Pinnacle China Fund, LP, and accordingly may be deemed to beneficially own the shares held by them.

(2)  Consists of 500,000 shares of common stock with registration rights purchased from PDS-HFI Partners, pursuant to a share purchase agreement, dated August 20, 2007.  The General Partner of The Pinnacle Fund, L.P. is Pinnacle Advisers, L.P., whose General Partner is Pinnacle Fund Management, L.L.C., the Sole Member of which is Barry M. Kitt.  Mr. Kitt exercises investment discretion and control over the shares of common stock held by The Pinnacle Fund, LP, and accordingly may be deemed to beneficially own the shares held by them.

(3) Consists of (i) 1,583,114 shares owned as of July 28, 2006, and (ii) 395,779 shares of common stock issuable upon the exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share.  Jayhawk Capital Management, LLC is the Investment Manager for Jayhawk China Fund (Cayman), Ltd. Jayhawk Capital Management, LLC is controlled by Kent C. McCarthy.

(4) Consists of (i) 65,963 shares owned as of July 28, 2006, and (ii) 16,490 shares of common stock issuable upon the exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share,.  Yoav Roth and John Doscas share voting and investment power over the shares held by this selling stockholder. Both Yoav Roth and John Doscas disclaim beneficial ownership of such shares held by Hudson Bay Overseas Fund Ltd.

(5) Consists of (i) 197,889 shares of common stock owned as of July 28, 2006, and (ii) 49,472 shares of common stock issuable upon the exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share.  Yoav Roth and John Doscas share voting and investment power over the shares held by this selling stockholder. Both Yoav Roth and John Doscas disclaim beneficial ownership of such shares held by Hudson Bay Fund LP.

Jeffrey Riedler

December 3, 2007

(6) Consists of (i) 323,216 shares owned as of  July 28, 2006, and (iii) 80,554 shares of common stock issuable upon exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share. Heights Capital Management is the Investment Manager for Capital Ventures International. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(7) Represents shares underlying warrants for the purchase of 214,000 shares of our common stock in the aggregate granted to Lane Capital Markets, LLC, for services in connection with the private placement.  Ryan M. Lane, John D. Lane, Roderick L. McIlwain and Scott D. Edwards are the owners of Lane Capital Market LLC.

57.

Footnote (6) is included on page 57, but we are unable to locate a reference to this footnote in the Selling Stockholders table.  Please insert a reference or delete the footnote, as appropriate.

Response:

We have revised our disclosure to reflect that the shares being registered for resale by Capital Ventures International, consists of (i) 323,216 shares owned as of  July 28, 2006, and (iii) 80,554 shares of common stock issuable upon exercise of five-year warrants to purchase common stock at an exercise price of $2.8425 per share. Heights Capital Management is the Investment Manager for Capital Ventures International. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims any such beneficial ownership of the shares.

Security Ownership of Certain Beneficial Owners and Management

58.

The Beneficial Ownership table states that “All officers and directors as a group (4 persons named above)” own 15,332,928 shares.  However, by our calculations, the four current officers and directors own a total of 14,797,035 shares.  Please reconcile.

Response:

We have revised our disclosure to reflect that our current officers and directors own a total of 14,797,035 shares of our common stock.

Notes to (Unaudited) Consolidated Financial Statements, page F-7

Note 1- Organization Background and Principal Activities, page F-7

Acquisition of Plasma Stations in Shandong Province, page F-10
Acquisition of Plasma Stations in Guangxi Province, page F-10

1.

Please revise your disclosure to indicate how management determined that the Shandong Province and Guangxi Province plasma station acquisitions are not considered business combinations pursuant to SFAS No. 141.  Please also revise your references to “Regulation S-X Article 11” to include the appropriate reference under Regulation S-B, which is presumably Item 310(d).  Additionally, please clarify whether you consolidate the operations of these plasma stations, as it appears you control their operating licenses and reflect their “net assets” in your financial statements.  Address the provisions of FIN 46R and other accounting literature under U.S. GAAP, as applicable.

Jeffrey Riedler

December 3, 2007

Response:

We have revised our disclosures to clarify that we only acquired certain assets of each plasma station.  We did not acquire the operations of such stations and we did not acquire them as continuing entities.  Therefore, pursuant to SFAS No. 141, our acquisitions are not considered business combinations.

2.

Additionally, you indicate that you engaged an independent valuation specialist to value the assets acquired in both the Shandong and Guangxi Province plasma station transactions.  This suggests to an investor that you are placing reliance on that valuation specialist.  Please revise your disclosure to include the name of the valuation specialist wherever referenced; for example, you also include such reference on page F-36.  Please also file a consent report from the valuation specialist.

Response:

The general practice in the PRC is for the seller in a transaction to retain the independent valuation specialist.  We have revised our disclosure in the financial statements to include the names of the valuation specialists who we relied on in connection with the asset purchases and their respective consent letters are attached:

Disclosure of qualified valuation experts

Name of Plasma Station	Corresponding Name of Plasma Company	Valuation Company	Qualified Valuation experts
Huan Jiang Mao Nan Autonomy County Plasma Collection Station	Huan Jiang Plasma Company (Guangxi Province)	Liu Zhou Kai Cheng Combination Certified Public Account Office	He Liming, Liu Liming
		Guang Xi Zheng Ze Real Estate Valuation Co., Ltd for Land Valuation	Chen Jianhe, Li Yanjuan
Fang Cheng Plasma Collection Station	Fang Cheng Plasma Company (Guangxi Province)	Qin Zhou Yong Xin Certified Public Account Office for Assets (other than the Land)	Liu Dazhou, Deng Guixin
		Guang Xi He Xin Real Estate Appraisal Co.,Ltd	Wu Jiaqing, Qin Xizhou
Zhang Qiu Red Cross Blood Station	Zhang Qiu Plasma Company (Shandong Province)	Ji Nan Yong Sheng Property Appraisal Co., Ltd	Xian Xiquan, Zhao Jinpeng
Yun Cheng County Plasma Collection Station	He Ze Plasma Company (Shandong Province)	He Ze Zhong Heng Certified Public Accountants Ltd	Liu Xiaofeng, Yang Rukuan
Yang Gu Plasma Collection Station	Yang Gu Plasma Company (Shandong Province)	Liao Cheng Jin Shi Certified Public Accounts Ltd	Wang Lecheng, Jia Shengtian
Xia Jin Plasma Collection Station	Xia Jin Plasma Company (Shandong Province)	De Zhou Da Zheng Certified Public Accounts Xia Jin Branch	Yang Baohua, Liu Xingliang
Qi He Sanitary and Antiepidemic Station	Qi He Plasma Company (Shandong Province)	De Zhou Da Zheng Certified Public Accounts Qi He Branch	Wang Xinhua, Yu Xiaohui

Jeffrey Riedler

December 3, 2007

Notes to Consolidated Financial Statements, page F-34

Revenue Recognition, page F-37

3.

Tell us and disclose whether you accept product returns and clarify your accounting policy with respect to those returns pursuant to SFAS No. 48, as applicable.

Response:

We have updated our disclosures in the Amendment to reflect that we have no formal goods returns policy and will only accept returned products in very exceptional situations.  The dollar amount of our returned products is not material compared to our revenue and we do not make any accruals.  There was only $4,390 and nil returns for the fiscal year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively.

Warranty Costs, page F-42

4.

Please revise your disclosure to clarify what your warranty obligations are to your customers at the point-of-sale and disclose your accounting policy with respect to warranty obligations, referencing the applicable literature under U.S. GAAP.  Disclose whether your historical warranty claims are material to your net income for the financial statement periods presented.

Response:

We have corrected the disclosure in our financial statements to reflect that we do not have warranty obligations and so we do not have an accounting policy with respect to warranties.  Rather, our products are only covered by our product liability insurance.

Note 7- Acquisition, page F-47

5.

Please provide us with the information that follows regarding your accounting treatment for the March 17, 2005 and September 2, 2005 equity purchase transactions involving Shandong Missile Biological Products Co., Ltd. (“Shandong Missile”).

•

Per the disclosure on pages 4 and 6 of your document, it appears that Shandong Taibang Biological Products Co., Ltd. (“Shandong Taibang”) is your primary operating entity.  However, both herein and in Note 1 to your consolidated financial statements, you discuss Shandong Missile as your primary operating entity.  Please revise your disclosure both herein and throughout your filing, as applicable, to clarify that “Shandong Missile” is the same entity as “Shandong Taibang.”

•

You disclose on page F-34 that the stockholders of Up-Wing Investment Limited (“Up-Wing”) and Logic Express Ltd. (“Logic Express”) are “identical.”  You also state that Logic Express accounted for the acquisition of the Shandong Missile as a reorganization of entities under common control.  You then disclose on page F-47 that “the Company,” presumably China Biologic Products, Inc., accounted for both the acquisition of the initial 41% equity interest and the additional 41.76% equity interest in Shandong Missile “under the purchase method.”  As the financial statements reflected in your prospectus are those of Logic Express, please revise your disclosure on page F-47 to clarify how application of the purchase method is appropriate given the common control nature of the original transaction between Up-Wing and Logic Express.  Additionally, if you did, in fact, purchase the 82.76% Shandong Missile interests from related parties, please revise your disclosure on page F-47 accordingly.

Jeffrey Riedler

December 3, 2007

•

Please tell us how you met the definition of “common control” for both the Logic Express and GRC Holdings, Inc. mergers.  Specifically address paragraph 3 of EITF No. 02-5 in your analysis.

•

Your disclosure on page F-34 states that Up-Wing acquired 41% and 49% equity interests in Shandong Missile.  Please clarify how you derive the 82.76% total equity interest.

Response:

We have revised our disclosures in the financial statements to clarify that our 82.76% owned operating subsidiary is now called Shandong Taibang Biological Products Co. Ltd., or Shandong Taibang.  Shandong Taibang was formerly called Shandong Missile Biological Products Co., Ltd. but changed its name to Shandong Taibang Biological Products Co. Ltd. on February 27, 2007.

We have updated our financial statements to clarify that the prior 82.76% owners of Shandong Taibang, Up-Wing, purchased their 41.76% of Shandong Taibang from Beijing Cheng Da Technology Investment Co. Ltd, an unrelated third party, which qualifies it for purchase method accounting.  However, Logic’s acquisition of Up-Wing’s 82.76% was done at historical cost because Up-Wing and Logic Express are under common control.

We have revised our disclosure on page F-47 to clarify that our reference to common control refers to the relationship between Up-Wing and Logic Express, and not between Logic Express and China Biologic.  Logic Express and China Biologic are performing a recapitalization transaction.

We have corrected our disclosure on page F-34 to reflect that Up-Wing acquired 41% and 41.76% equity interest in Shandong Taibang (when it was called Shandong Missile).

Item 27, Exhibits, pale 114

59.

We note you have provided “summary translations” of exhibits 10.1-10.7.  Please provide complete translations, as required by Rule 403(c)(2) of Regulation C.

Response:

With the exception of Exhibit 10.1, the Group Secondment Agreement between Shandong Taibang and the Shandong Institute, and Exhibit 10.7, the Employment Agreement between the Company and Stanley Wong, all our agreements are complete translations.  An English translation of the Group Secondment Agreement and Company’s agreement with Stanley Wong has been filed with the Amendment.

Jeffrey Riedler

December 3, 2007

Signatures

60.

Please include the signature of your controller or principal accounting officer.  If Chao Ming Zhao, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form SB-2.

Response:

The signature page to our Amendment reflects that Chao Ming Zhao, our Chief Financial Officer is signing in the capacity of both principal accounting officer and principal financial officer.

Jeffrey Riedler

December 3, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, CHINA BIOLOGIC PRODUCTS, INC. By: /s/ Stanley Wong ----------------------------------------- Stanley Wong President and Chief Executive Officer